Exhibit 6.4

OPTION AGREEMENT

This OPTION AGREEMENT (the “Agreement”) is dated as of April 5, 2018 (the “Effective Date”), by and between New Montana 15 LLC, a Nevada limited liability company (“Optionor”) and Thinking Green, a Nevada corporation, (“Optionee”). Optionor and Optionee may be referenced individually as a “Party” and collectively as the “Parties”.

RECITALS

A.              Optionor is the owner of that certain property of approximately 35 acres of land and commonly known as Hidden Valley Addition, APN TBD, and more particularly described on Exhibit A attached hereto and incorporated herein by this reference (the “Property”);

B.               Optionor desires to have the right, option and privilege to purchase the Property upon the terms and conditions set forth in that certain Purchase and Sale Agreement and Joint Escrow Instructions attached hereto as Exhibit B and incorporated herein by this reference (the “Purchase Agreement”); and

C.               Optionor desires to grant Optionee such an option to purchase the Property on the terms and conditions set forth in the Purchase Agreement.

AGREEMENT

NOW THEREFORE, in consideration of the mutual covenants and agreements set forth herein below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

ARTICLE 1
OPTION TO PURCHASE PROPERTY

1.1             Option to Purchase Property. Subject to the terms and conditions of this Agreement and the Purchase Agreement, Optionor hereby grants to Optionee the sole exclusive option to purchase the Property, complete with all existing furniture, fixtures and equipment thereon, together with all of Optionor’s rights, title, licenses, privileges, and easements appurtenant to the Property for the term described in Section 2.1 below (the “Option”).

ARTICLE 2
OPTION TERM, PAYMENT AND EXERCISE

2.1             Option Term. The Option shall commence on the Effective Date and shall expire at 11:59 P.M. Las Vegas time on the one hundred eightieth day (180th) after the date of full execution of this Agreement, or such extended date as parties mutually agree upon (the “Option Term”). During the Option Term, Optionee and its designated agents, employees and independent contractors shall have the right to enter on the Property to the extent necessary to conduct feasibility studies and inspections as provided for in Article 3 below.

2.2             Option Consideration. Optionee shall have done services to Optionor as consideration for this Option (the “Option Consideration”). The Option Conideration shall constitute consideration for the Option granted in this Agreement subject to the terms set forth herein and in the “to be negotiated” Purchase Agreement.

2.3             Purchase Price. The purchase price for the Property shall be Two Hundred Twenty-Six Thousand One Hundred Ninety Dollars ($226,190) (the “Purchase Price”).

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2.4             Exercise of Option to Purchase. At any time during the Option Term, but in no event later than 11:59 PM. on the last day of the Option Term, Optionee shall have the right, in its sole and absolute discretion, to exercise the Option by giving Optionor written notice of such exercise in accordance with the notice provisions set forth in Article 6 of this Agreement (“Optionee’s Notice”). Concurrently, with Optionee’s Notice, Optionee shall execute and deliver to Optionor an original of the Purchase Agreement in the form attached hereto as Exhibit B. Immediately upon receipt, Optionor shall execute the Purchase Agreement, and promptly cause an escrow to be opened with the Escrow Holder specified in the Purchase Agreement to whom the fully executed Purchase Agreement shall be sent.

2.5             Quitclaim Deed. If Optionee fails to exercise this Option in accordance with its terms, then this Option and the rights of Optionee shall terminate. Within ten (10) days after such termination and upon written request by Optionor, Optionee shall promptly execute, acknowledge and deliver to Optionor the Quitclaim Deed attached hereto as Exhibit C or such other document reasonably required by any title company to verify the termination of this Option Agreement. Upon expiration or termination of this Agreement, Optionee shall promptly return to Optionor or destroy, at Optionor’s option, any Materials (as defined below) in Optionee’s possession.

ARTICLE 3
INSPECTION

3.1             Inspection of Property. Optionor grants to Optionee and Optionee’s authorized employees, agents and representatives (collectively, the “Agents”) the right and privilege to enter onto the Property during the Option Term to inspect the Property and to conduct any such surveying, title examination, zoning investigations, architectural, engineering, environmental (including drilling, soil analysis, installation of groundwater testing wells and any other environmental analysis), topographical, geological, soil, marketing, feasibility, and other investigations, tests, borings, measurements, and inspections as Optionee deems necessary or desirable with respect to Optionee’s intended use of the Property (collectively, the “Inspections”). Optionee will provide Optionor with at least two (2) business days advance notice prior to any such site visits. In the event that Optionee or Optionee’s Agents conduct environmental Inspections at the Property, Optionee shall obtain Optionor’s consent as to the location of any subsurface borings, which consent shall not be unreasonably withheld. Unless Optionee exercises its right to purchase the Property in accordance with this Agreement within fifteen (15) days of an Inspection, Optionee shall immediately restore the Property as to any damage caused by Optionee or Optionee’s Agents in making such Inspection to the condition existing prior to such damage, normal wear and tear excepted. Optionee will not permit any lien to attach to the Property as a result of Optionee’s or Optionee’s Agents’ Inspection activities on the Property. Optionee’s obligations set forth in this Section 3.1 shall survive the termination or expiration of this Agreement.

3.2             Indemnification. Optionee shall hold harmless, defend and indemnify Optionor and its agents, employees, representatives and consultants (collectively, “Indemnified Parties”) from and against all claims, damages, liens, stop notices, liabilities, losses, costs and expenses, including reasonable attorneys’ fees and court costs arising from Optionee or Optionee’s Agents’ actions, omissions or negligence in exercising the foregoing right of access and Optionee or Optionee’s Agents’ inspection and investigation of the Property. Notwithstanding the foregoing, Optionee or Optionee’s Agents shall not be liable to the Indemnified Parties, nor shall Optionee have any obligation to hold harmless, defend or indemnify the Indemnified Parties from any liability, costs, damage or claims (including, without limitation, claims that the Property has declined in value) caused by (a) pre-existing adverse conditions affecting the Property except to the extent such pre-existing adverse conditions were exacerbated by Optionee or Optionee’s Agents; or (b) Optionor’s gross negligence or willful misconduct. Optionee’s indemnification obligations set forth herein shall survive the termination of this Agreement and the Closing and shall not be deemed to have merged with any deed of the Property.

3.3             Insurance. At least one (1) day prior to any entry on the Property by Optionee or Optionee’s Agents, Optionee shall deliver to Optionor certificates or other written confirmation satisfactory to Optionor showing that: (a) Optionee or Optionee’s Agents, as applicable, have in effect a comprehensive general public liability insurance policy with respect to or arising out of any work to be performed by Optionee, or for Optionee under this Agreement with limits of not less than One Million Dollars ($1,000,000.00) per occurrence for bodily injury, personal injury and property damage liability; (b) Optionee or Optionee’s agents or subcontractors have a workers’ compensation insurance policy and employer’s liability policy covering the activities of Optionee and Optionee’s Agents, as applicable, on or about the Property; and (c) Optionor has been named as an additional insured on such insurance policy listed in subsection (a).

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3.1             Optionor’s Cooperation. Subject to the terms of this Agreement, Optionor shall promptly cooperate with Optionee and Optionee’s Agents in completing all Inspections. Optionor shall also promptly cooperate, without out of pocket expense to Optionor, with the execution of applications and other documents reasonably necessary to Optionee’s efforts to obtain the consents, approvals, entitlements, rezoning and permits reasonably necessary for Optionee’s intended use of the Property provided that no rezoning shall be approved or applicable, in connection with the Property unless and until Optionee acquires title to the Property.

3.2             Optionor’s Deliveries. Optionee acknowledges Optionor will deliver to Optionee within one hundred sixty (160) days of the Effective Date, the following (the “Materials”):

a.                To the extent in Optionor’s possession or control, all surveys of the Property, construction drawings and other plans and specifications;

b.                All service contracts, utility contracts, maintenance contracts, management contracts, and equipment leases in any way related to the Property which may continue after Closing;

c.                A maintenance service schedule and a furnishings, fixtures and equipment schedule showing the inventory of all furnishings, fixtures and equipment, including without limitation all HVAC systems, appliances, heating units, disposals and the most recent date of replacement and service;

d.                To the extent in Optionor’s possession or control, all environmental reports, environmental audits, soils reports, site plans, engineering reports and plans, traffic reports, landscape plans, plans and specifications for any of the improvements, structural calculations, floor plans, and other reports or documents related to the Property;

e.                An inventory of all personal property used at or in connection with the Property;

f.                 All income and expense statements, year-end financial and monthly operating statements and year to date statements for the two (2) most recent calendar years prior to the Effective Date and, to the extent available, the current year, and a copy of the budget for the current year, if any;

g.                Optionor shall make available at the Property: (i) for Optionee’s review, all existing and pending leases, lease files and tenant correspondence; (ii) for Optionee’s review, copies of all tenant files (to the extent permitted by law); and (iii) a copy of the current standard lease form.

h.                A current rent roll of the Property signed by Optionor, listing for each tenant the name, location of leased premises, rent, obligation for reimbursement of expenses, amount of security deposit, any rent paid more than thirty (30) days in advance, lease commencement date, lease termination date, lease expansion or extension options, option rent, cost of living or other rent escalation clauses, any free rent, operating expense abatements or other unexpired concessions, if any, any renewal options and a description of any uncured defaults;

i.                 To the extent in Optionor’s possession or control, all governmental permits, entitlements and approvals relating to the construction, operation, use and/or occupancy of the Property, or Optionor’s ownership of the Property, including, without limitation, all temporary and permanent certificates of occupancy;

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j.                 In addition, within five (5) days following Optionor’s receipt of Optionee’s written request therefor, Optionor shall deliver to Optionor or make available for Optionee’s review such other information relating to the Property that is reasonably requested by Optionee in written notice to Optionor to the extent such information either is in the possession or control of Optionor.

The Materials provided to Optionee are provided only for the purposes of assisting Optionee in conducting its own environmental assessment of the Property and do not constitute a representation or warranty of Optionor.

3.3             Title. Optionor, at its sole cost and expense, will deliver to Optionee within seven (7) days of the Effective Date, a current preliminary title report on the Property, issued by Stewart Title Guaranty Company (the “Title Company”), accompanied by copies of all documents referred to in the report.

3.4             Survey. Optionee, at Optionee’s sole expense and in its sole discretion, may obtain a survey (the “Survey”) of the Property prepared by a surveyor registered in the State of Nevada, from which a legal description will be prepared for the warranty deed to be conveyed by Optionor at the Closing should Optionee elect to purchase the Property. If the legal description of the Property prepared from Optionee’s Survey differs from the legal description of the Property attached as Exhibit A, Optionor’s warranty deed to Optionee shall contain the description of the Property contained in Exhibit A, and Optionor shall also convey to Optionee by quitclaim deed the legal description of the Property contained on Optionee’s Survey for no additional consideration.

3.5             Deed of Trust. Optionor expressly covenants and agrees to pay or see to the payment and performance of any and all indebtedness for which the Property acts as security. Optionee shall have the right to record a “Request For Notice of Default” or similar informational document in the Property’s title records. In the event Optionor defaults upon any deed of trust, mortgage or other encumbrance against the Property, Optionee shall have the right to contact the lienholder and shall have the right, but not the obligation, to (a) cure such existing default; and (b) prevent any further default on such indebtedness, any default under the instruments evidencing such indebtedness, or any default under any security documents relating to such indebtedness. Any payments by Optionee to cure a default by Optionor shall be credited against the Purchase Price.

3.6             Taxes and Assessments. Optionor shall pay all applicable taxes and other charges and assessments against the Property prior to the date due.

ARTICLE 4

OPERATIONS AFTER THE DATE OF THIS AGREEMENT

4.1             Optionor’s Operations. From and after Optionor’s execution of this Agreement and prior to the Closing, Optionor: (a) shall maintain the Property in good order, condition and repair, reasonable wear and tear and casualty damage excepted; (b) comply with all landlord obligations under the terms of any leases; (c) shall make or cause to be made all repairs, maintenance and replacements of the improvements and any personal property located on the Property; (d) shall maintain or cause to be maintained liability and property damage insurance with respect to the Property and the operation of the Property in commercially reasonable amounts; and (e) shall otherwise operate the Property in the same manner as before the making of this Agreement, as if Optionor were retaining the Property for an indefinite period of time and operating its business as a going concern.

4.2             Alterations and Improvements. Optionor shall not make any material alterations or improvements to the Property from and after Optionor’s execution of this Agreement and prior to the Closing, without obtaining the prior written consent of Optionee, which consent shall not be unreasonably withheld or delayed. In the event that Optionee fails to reply to Optionor within fifteen (15) days after being contacted in accordance with Section 8.1, Optionor may proceed to make such alteration or improvement without obtaining Optionee’s consent.

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4.3             Encumbrances. Optionor shall not encumber the Property in any way from and after Optionor’s execution of this Agreement and prior to the Closing, without obtaining the prior written consent of Optionee, which consent shall not be unreasonably withheld or delayed.

4.4             Summary Report. Optionor shall deliver to Optionee each calendar quarter during the term of this Agreement a summary report concerning leases entered into after the date hereof, and copies of Optionor’s operating statements.

4.5             Leases. Optionor shall not, after the date of Optionor’s execution of this Agreement and prior to the Closing, (a) enter into any new leases for a term longer than twelve (12) months; or (b) extend any existing leases for a term longer than twelve (12) months without in each case obtaining Optionee’s prior written consent thereto. Notwithstanding the foregoing, if such lease contains the right for landlord (and its assigns) to terminate such lease on not more than sixty (60) days’ notice and upon the payment to such tenant a sum of money not to exceed One Thousand Five Hundred Dollars ($1,500.00), Optionor shall not be obligated to obtain Optionee’s prior written consent.

4.6             Contracts. Optionor shall not, after the date of Optionor’s execution of this Agreement and prior to the Closing, enter into any contract materially affecting the Property, or any amendment of any contract materially affecting the Property (unless such contract may be terminated on thirty (30) days’ notice) without obtaining the prior written consent of Optionee, which consent shall not be unreasonably withheld or delayed.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES

5.1             Representations and Warranties by Optionor. Optionor acknowledges that the execution of this Agreement by Optionee is made in material reliance by Optionee on each of the representations of Optionor made in this Section 5.1. Optionor hereby represents and warrants that:

a.                Organization and Authority to Do Business. Optionor is a limited liability company duly organized, validly existing and in good standing under the laws of Nevada, with full power to enter into and perform its obligations under this Agreement, and is duly qualified to transact business in the State of Nevada;

b.                Authorization to Enter into Agreement. All action required by Optionor’s organizational documents has been taken by Optionor in connection with the entering into this Agreement, the instruments referenced herein, and the consummation of the transaction contemplated hereby. No additional consent or approval is required in order for Optionor to perform its obligations hereunder;

c.                No Grants or Agreements. Optionor has not granted to any party other than Optionee any option, right of first refusal, right of first offer, contract or other agreement with respect to the purchase or sale of the Property or any portion thereof;

d.                Hazardous Materials. Except as set forth in the Materials, neither Optionor nor, to Optionor’s knowledge, any third party, has used, generated, manufactured, stored, or disposed of any Hazardous Material in, at, on, or under the Property or transported any Hazardous Material to or from the Property. To Optionor’s knowledge, and except as disclosed in the Materials: (i) the Property is not in violation, nor has been or is currently under investigation for violation, of any federal, state, or local law, ordinance, or regulation relating to industrial hygiene, worker health and safety, or to the environmental conditions in, at, on, under, or about the Property, including soil and groundwater conditions, (ii) the Property has not been subject to a deposit of any Hazardous Material, (iii) there has been no discharge, migration, or release of any Hazardous Material from, into, on, onto, or under the Property, and (iv) there is not now, nor has there ever been, on or in the Property underground storage tanks or surface or below-grade impoundments, any asbestos-containing materials or any polychlorinated biphenyls used in hydraulic oils, electrical transformers, or other equipment. “Hazardous Materials” shall mean any elements, compounds, solutions, mixtures, substances, materials, or other matter of any kind, including solid, liquid, or gaseous materials that are: (1) listed or defined as a “hazardous waste”, “extremely hazardous waste”, “restricted hazardous waste”, “hazardous substance”, or “toxic substance” under any municipal, local, state, or federal law code, ordinance, or other regulation, (2) petroleum, oil and gas, mold or radon, (3) asbestos, (4) polychlorinated biphenyl, (5) designated a “hazardous substance” pursuant to Section 311 of the Federal Water Pollution Control Act (33 U.S.C. § 1317), (6) defined as “hazardous waste” pursuant to Section 1004 of the Federal Resource Conservation and Recovery Act, 42 U.S.C. § 6901. et seq., (42 U.S.C. § 6903), (7) defined a “hazardous substance” pursuant to Section 101 of the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq. (42 U.S.C. § 9601) (“CERCLA”), (8) defined as a toxic substance in the Toxic Substance Control Act (1511 U.S.C. § 2601 et seq.), (9) contaminants of soil or groundwater and cause degradation of the soil and/or water to the extent that mitigation methods are needed to restore the soil or water to its natural state, or (10) causes or contributes to damage to human health or the environment;

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e.                Actions, Suits and Proceedings. Except as otherwise disclosed by Optionor to Optionee and pursuant to this Agreement, to Optionor’s knowledge, there are no judgments, actions, suits, or proceedings threatened or pending against Optionor or the Property at law or in equity (including without limitation from any governmental authority having jurisdiction over Optionor or the Property), which could prevent Optionor from its performance of this Agreement or Optionee’s use or enjoyment of the Property;

f.                 Defects. Optionor has no knowledge of (i) any material physical or mechanical defects of the Property, (ii) any material failure of the Property to be in good operating condition and repair, or (iii) any material non-compliance of the Property with applicable federal, state and local laws, statutes, rules, regulations, ordinances, orders, codes and other requirements;

g.                No Default. Optionor is not in default under, and no event has occurred with which the giving of notice or the passage of time, or both, would constitute a default under, any contract, transaction, agreement, covenant, condition, restrictions, easement, encumbrance or instrument pertaining to the Property;

h.                No Condemnation. Optionor has no knowledge that there are any pending or threatened (and unresolved) condemnation proceedings affecting the Property and Optionor has no knowledge that any such proceeding is contemplated by any governmental authority. Optionor has received no notice of any such proceeding;

i.                 Contracts. There are no current contracts affecting the Property (i) which cannot be assigned to Optionee at the Closing, and (ii) are terminable with thirty (30) days’ notice;

j.                 Optionor Not a Foreign Person. Optionor is not a “foreign person” within the meaning of Section 1445(f)(3) of the Internal Revenue Code;

k.                OFAC. Optionor is not, and is not owned or controlled by, a person or entity with whom U.S. persons or entities are restricted from doing business under regulations of the Office of Foreign Asset Control (“OFAC”) of the Department of the Treasury (including those named on OFAC’s Specially Designated and Blocked Persons List) or under any statute, executive order (including Executive Order 13224 (September 23, 2001), “Executive Order Blocking Property and Prohibiting Transactions with Persons Who Commit, Threaten to Commit, or Support Terrorism”), or other governmental action and is not engaged in any dealings or transactions or otherwise associated with such persons or entities; and

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l.                 Documents and Materials. With regard to the Materials given by Optionor to Optionee, Optionor has no knowledge of any facts that would render such documents and materials untrue in any significant respect;

5.2             Optionee’s Representations and Warranties. Optionee acknowledges that the execution of this Agreement by Optionor is made in material reliance by Optionor on each of the representations by Optionee made is this Section 5.2. Optionee hereby represents and warrants that:

a.                Organization and Authority to Do Business. Optionee is a corporation duly organized, validly existing and in good standing under the laws of Nevada, with full power to enter into and perform its obligations under this Agreement, and is duly qualified to transact business in the State of Nevada;

b.                Authorization to Enter into Agreement. All action required by Optionee’s organizational documents has been taken by Optionee in connection with the entering into this Agreement, the instruments referenced herein, and the consummation of the transaction contemplated hereby. No additional consent or approval is required in order for Optionee to perform its obligations hereunder;

c.                Actions, Suits and Proceedings. Except as otherwise disclosed by Optionee to Optionor and pursuant to this Agreement, to Optionee’s knowledge, there are no judgments, actions, suits, or proceedings threatened or pending against Optionee at law or in equity (including without limitation from any governmental authority having jurisdiction over Optionee), which could prevent Optionee from its performance of this Agreement;

d.                Optionee Not a Foreign Person. Optionee is not a “foreign person” within the meaning of Section 1445(f)(3) of the Internal Revenue Code;

e.                OFAC. Optionee is not, and is not owned or controlled by, a person or entity with whom U.S. persons or entities are restricted from doing business under regulations of OFAC of the Department of the Treasury (including those named on OFAC’s Specially Designated and Blocked Persons List) or under any statute, executive order (including Executive Order 13224 (September 23, 2001), “Executive Order Blocking Property and Prohibiting Transactions with Persons Who Commit, Threaten to Commit, or Support Terrorism”), or other governmental action and is not engaged in any dealings or transactions or otherwise associated with such persons or entities.

5.3             Continuation and Survival. All representations, warranties and covenants by the respective Parties contained herein or made in writing pursuant to this Agreement are intended to and shall be deemed made as of the date of this Agreement and again at the Closing, shall be deemed to be material, and shall survive the execution and delivery of this Agreement, the deed and the Closing.

ARTICLE 6

RISK OF LOSS

6.1             In the event any portion of the Property is damaged and/or destroyed by fire or other casualty during the Option Term, and the cost to repair and/or restore such damage and/or destruction (which cost, for purposes of this Article 6, shall be deemed to include reasonably anticipated post-Closing loss through to completion of such repair and/or restoration) exceeds One Hundred Thousand Dollars ($100,000.00), then Optionee shall have the right to terminate this Agreement by written notice to Optionor within thirty (30) days after Optionor notifies Optionee of the occurrence of such casualty, which notice shall also include the cost of such repair and/or restoration. In the event Optionee terminated this Agreement pursuant to this Section 6.1, the Option Payment shall be returned to Optionee and neither Party shall have any further liability or obligation under this Agreement.

6.2             In the event any portion of the Property is damaged and/or destroyed by fire or other casualty during the Option Term but this Agreement is not terminated pursuant to Section 6.1 above, and Optionee exercises its Option under this Agreement in accordance with Section 2.4 within thirty (30) days after Optionor notifies Optionee of such casualty, then the Closing shall occur as scheduled in the Purchase Agreement notwithstanding such damage; provided, however, that Optionor’s interest in all proceeds of insurance payable by reason of such casualty shall be assigned to Optionee as of the Closing or credited against the Purchase Price if previously received by Optionor, and Optionee shall be entitled to payment (or credit against the Purchase Price) in the amount of such costs of repair and/or restoration not covered by such insurance (whether by reason of insurance deductible, uninsured casualty or otherwise). The Parties agree that if the amount of such credit is not ascertainable based upon actual costs on or before the expiration of such thirty (30) period, a binding estimate of such amount shall be made by a licensed, reasonably experienced general contractor reasonably selected by Optionee and Optionor (or appointed in accordance with the commercial arbitration rules of the American Arbitration Association if Optionee and Optionor are unable to agree upon such a contractor) and the period for Optionee’s election shall be extended accordingly.

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6.3             In the event a governmental entity commences eminent domain proceedings to take any portion of the Property during the Option Term or notifies Optionor of its intent to exercise its condemnation power, then Optionee shall have the option to terminate this Agreement by written notice to Optionor within thirty (30) days after Optionor notifies Optionee of the same, the Option Payment shall be returned to Optionee and neither Party shall have any further liability or obligation under this Agreement.

6.4             In the event a governmental entity commences eminent domain proceedings to take any part of the Property during the Option Term or notifies Optionor of its intent to exercise its condemnation power and this Agreement is not terminated pursuant to Section 6.3, then the Closing shall occur as scheduled in the Purchase Agreement notwithstanding such proceeding; provided, however, that Optionor’s interest in all awards arising out of such proceedings shall be assigned to Optionee as of the Closing or credited to Optionee if previously received by Optionor.

ARTICLE 7

DEFAULT

7.1             Right to Cure. In the event that either Party default’s on any of its obligation under this Agreement, the other Party shall provide the defaulting Party with written notice of the same in accordance with Article 8. The defaulting Party shall have thirty (30) days from the receipt of the other Party’s notice to cure such default. In the event that the defaulting Party fails to cure such breach within the applicable thirty (30) day cure period, the defaulting Party shall be deemed to be in default of this Agreement.

7.2             Default.

a.                LIQUIDATED DAMAGES FOR OPTIONEE’S DEFAULT. IN THE EVENT OF A DEFAULT UNDER THIS AGREEMENT ON THE PART OF OPTIONEE BEYOND ALL APPLICABLE CURE PERIODS, OPTIONOR’S SOLE REMEDY SHALL BE TO RETAIN THE OPTION PAYMENT AS LIQUIDATED DAMAGES, AND NEITHER PARTY SHALL HAVE ANY FURTHER LIABILITY OR OBLIGATION UNDER THIS AGREEMENT. THE PARTIES HAVE AGREED THAT OPTIONOR’S ACTUAL DAMAGES, IN THE EVENT OF A DEFAULT BY OPTIONEE UNDER THIS AGREEMENT, WOULD BE EXTREMELY DIFFICULT OR IMPRACTICABLE TO DETERMINE. THEREFORE, BY PLACING THEIR INITIALS BELOW, THE PARTIES ACKNOWLEDGE THAT THE AMOUNT OF THE OPTION PAYMENT HAS BEEN AGREED UPON, AFTER NEGOTIATION, AS THE PARTIES’ REASONABLE ESTIMATE OF OPTIONOR’S DAMAGES AND AS OPTIONOR’S SOLE AND EXCLUSIVE REMEDY AGAINST OPTIONEE, AT LAW OR IN EQUITY, IN THE EVENT OF A DEFAULT UNDER THIS AGREEMENT ON THE PART OF OPTIONOR.

INITIALS: /s/ Optionor                         /s/ Optionee

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7.3             Optionor’s Default. If Optionor fails to perform any of its obligations under this Agreement, then Optionee may either (a) terminate this Agreement, in which case Optionee may recover the Option Payment and all of Optionee’s reasonable out of pocket expenses in connection with Optionee’s acquisition of the Property hereunder; or (b) obtain specific performance of Optionor’s obligation to sell the Property pursuant to this Agreement.

ARTICLE 8
NOTICES

8.1             Notices. All notices, requests, demands and other communications required or permitted to be given hereunder shall be in writing and shall be deemed to have been duly given if delivered personally, given by prepaid telegram or mailed first-class, postage prepaid, registered or certified mail as follows:

If to Optionor:	New Montana 15 LLC { } { } { }

If to Optionee:	Thinking Green Attn: Richard Ham P.O. Box 530512 Henderson, NV 89053 Email: rham@thinkinggreen-usa.com

Any notice given pursuant to this Article 6 shall be deemed to have been given: (a) if delivered in person, when delivered; (b) if delivered by overnight courier, two (2) days after delivery to such courier properly addressed; or (c) if by United States mail, and provided that a copy of the notice is also sent by facsimile or e-mail, five (5) business days after depositing in the United States mail, with postage prepaid and properly addressed. Any Party hereto may change the physical or e-mail address or fax number at which it is to receive notices hereunder by notice to the other Party in writing in the foregoing manner.

ARTICLE 9
GENERAL PROVISIONS

9.1             Memorandum. The Parties shall prepare, execute and record a memorandum of this Agreement in the title records of the Property following the execution of this Agreement. Optionor shall promptly execute, acknowledge and deliver the memorandum set forth in Exhibit D to Optionee, concurrently with Optionee’s delivery of the Option Payment, to Optionor.

9.1             Attorneys’ Fees. In the event a dispute arises concerning the performance, meaning or interpretation of any provision of this Agreement, the defaulting Party or the Party not prevailing in such dispute shall pay any and all costs and expenses incurred by the other Party in enforcing or establishing its rights hereunder, including, without limitation, court costs, attorneys’ fees and expenses. In addition to the foregoing award of attorneys’ fees and expenses to the prevailing Party, the prevailing Party in any lawsuit on this Agreement shall be entitled to its attorneys’ fees and expenses incurred in any post judgment proceedings to collect or enforce the judgment. This provision is separate and several and shall survive the merger of this Agreement into any judgment on this Agreement.

9.2             Applicable Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Nevada.

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9.3             Successors and Assigns. Optionee shall have the right to assign this Agreement prior to Closing to any person or entity, whether or not such person or entity is an affiliate of Optionee, without Optionor’s consent or approval. Upon any such assignment by Optionee, the assignee shall be deemed to have assumed the obligations of Optionee under this Agreement and the assignor shall be released from any further liability under this Agreement. Neither this Agreement nor the rights of Optionor hereunder may be assigned by Optionor. This Agreement shall be binding upon, and inure to the benefit of, the Parties hereto and their respective successors, heirs, administrators and permitted assigns.

9.4             Severability. If any provision of this Agreement, or the application thereof to any person, place or circumstance, shall be held by a court of competent jurisdiction to be invalid, unenforceable or void, the remainder of this Agreement and such provision as applied to other persons, places and circumstances shall remain in full force and effect.

9.5             Entire Agreement. This Agreement constitutes the entire agreement between Optionor and Optionee with respect to the Property, and all prior or contemporaneous oral or written agreements or instruments are merged herein. No amendment to this Agreement shall be effective unless it is in writing and signed by both Optionee and Optionor.

9.6             Interpretation. No uncertainty or ambiguity in this Agreement shall be construed or resolved against Optionor or Optionee, whether under any rule of construction or otherwise. This Agreement has been reviewed by both Optionor or Optionee, and their respective counsel (if Optionor retained counsel) and shall be construed and interpreted according to the ordinary meaning of the words used so as to fairly accomplish the purposes and intentions of the Parties hereto. Each Party hereby waives the benefit of any statute or rule of law or judicial decision, which would otherwise require that the provisions of this Agreement be construed or interpreted most strongly against the Party responsible for the drafting thereof. THE PARTIES REPRESENT THAT THEY HAVE HAD THE OPPORTUNITY TO SEEK THE ADVICE OF INDEPENDENT LEGAL COUNSEL AND HAVE RECEIVED SUCH COUNSEL OR HAVE VOLUNTARILY AND KNOWINGLY ELECTED NOT TO ENGAGE SUCH COUNSEL.

9.7             Binding Effect. Without limiting any other part of this Agreement, all rights and remedies of each Party shall inure to the benefit of his, her or its successors and assigns, heirs and legal representatives, and all obligations of each Party shall be binding upon of each Party’s successors and assigns.

9.8             Publicity and Confidentiality. Optionee and Optionor each agree that the terms of the transaction contemplated by this Agreement, the identity of the Parties and all information made available by one Party to the other or in any way relating to this transaction, shall be maintained in strict confidence and no disclosure of such information will be made by either Party, whether or not the transaction contemplated by this Agreement shall close, except to such attorneys, accountants, investment advisors, the Title Company, government agencies, lenders and others as are reasonably required to evaluate and consummate this transaction. Nothing in this Section shall prevent Optionor or Optionee from disclosing or accessing any information otherwise deemed confidential under this Section: (a) in connection with that Party’s enforcement of its rights hereunder; (b) pursuant to any legal requirement, any statutory reporting requirement or any accounting or auditing disclosure requirement; (c) in direct connection with performance by either Party of its obligations under this Agreement; or (d) to potential lenders, or investors, participants or assignees in or of the transaction contemplated by this Agreement or such Party’s rights.

9.9             Withdrawal from Market. Optionor shall not market the availability of the Property for sale, or other use prior to the expiration or termination of this Agreement.

9.10          Captions; Headings. Section headings are solely for the convenience of the Parties and are not a part of and shall not be used to interpret this Agreement. The singular form shall include the plural and vice versa. Unless otherwise indicated, all references to sections are to this Agreement.

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9.11          Expenses. Each Party shall be responsible for paying its own costs, expenses and fees in connection with the negotiation and consummation of this Agreement including their respective legal counsel, accountants and other advisors.

9.12          Counterparts. This Agreement may be executed in one or more counterparts, any one of which need not contain the signatures of more than one Party, but all such counterparts taken together will constitute one and the same instrument. The reproduction of signatures by means of facsimile device or other electronic means including PDF shall be treated as though such reproductions are executed originals, except for the Memorandum of this Agreement.

9.13          Further Assurances. Whenever requested by the other Party, each Party shall execute, acknowledge, and deliver all further conveyances, agreements, confirmations, satisfactions, releases, powers of attorney, instruments of further assurance, approvals, consents, and all further instruments and documents as may be necessary, expedient, or proper to complete any conveyances, transfers, sales, and agreements covered by this Agreement, and to do all other acts and to execute, acknowledge, and deliver all requested documents to carry out the intent and purpose of this Agreement.

IN WITNESS WHEREOF, the Parties have caused this Option Agreement to be executed as of the date first set forth above.

OPTIONOR:

Dated: April 5, 2018	NEW MONTANA 15 LLC,
a Nevada limited liability company

By: /s/ Signature
Name: { }
Its: Manager

OPTIONEE:

Dated: April 5, 2018	THINKING GREEN,
a Nevada corporation

By: /s/ Richard Ham
Name: Richard Ham
Title: President

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LIST OF EXHIBITS

Exhibit A - Legal Description

Exhibit B - Purchase Agreement

Exhibit C - Quitclaim Deed

Exhibit D - Memorandum of Option Agreement

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EXHIBIT A

LEGAL DESCRIPTION

(TBD after survey process)

x
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EXHIBIT B

PURCHASE AGREEMENT

Option Agreement attached hereto will serve as the Purchase Agreement.

14

EXHIBIT C

QUITCLAIM DEED

(TBD after survey process)

15

EXHIBIT D

MEMORANDUM OF OPTION AGREEMENT

N/A

Exhibit